Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Dreyfus Premier Worldwide Growth Fund, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment
Company Act of 1940, that
Dreyfus Premier Worldwide Growth Fund, Inc.
(comprising Dreyfus Worldwide Growth Fund) (the "Company") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 ("the Act") as of April 30, 2016.
Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2016, and with respect to agreement of securities and similar investment purchases and sales, for the period from July 31, 2015 (the date of our last examination) through April 30, 2016:

Confirmation of all securities and similar investments located in the vault of the Depository Trust Company, if any, without prior notice to management;

Confirmation of all securities and similar investments held by institutions in book entry form (e.g., the Federal
Reserve Bank of Boston, the Depository Trust Company and various sub-custodians);

Reconciliation of all such securities and similar investments to the books and records of the Company and The Bank of New York Mellon (the Custodian);

Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, transfer agents or securities lending administrators;

Confirmation of all repurchase agreements with brokers/banks or agreement of corresponding subsequent cash receipts to bank statements, if any;

Agreement of underlying collateral related to all repurchase agreements with The Bank of New York Mellon's records, if any;

Agreement of 5 security purchases and 5 security sales or maturities, if occurred, since our last examination of the Company's books and records, to corresponding bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Dreyfus Premier Worldwide Growth Fund, Inc.
complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of April 30, 2016 with respect to securities and similar investments reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Dreyfus Premier Worldwide Growth Fund, Inc.
and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

               /s/ERNST & YOUNG LLP

New York, New York
July 26, 2016



Management Statement Regarding Compliance with
        Certain Provisions
of the Investment Company Act of 1940

We, as members of management of
Dreyfus Premier Worldwide Growth Fund, Inc.
(comprising Dreyfus Worldwide Growth Fund) (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company
Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2016, and from July 31, 2015
(date of last examination)
through April 30, 2016.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company
Act of 1940 as of April 30, 2016 and from July 31, 2015 (date of last examination) through April 30, 2016 with respect to securities and similar investments reflected in the investment account of the Company.

Dreyfus Premier Worldwide Growth Fund, Inc.



By:

     /s/Jim Windels
     Jim Windels,
     Treasurer
     The Dreyfus Corporation